SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

13 July 2016

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

13 July 2016

LLOYDS BANKING GROUP PLC
NOTIFICATION UNDER LISTING RULE 9.6.14R

Pursuant to Listing Rule 9.6.14R, Lloyds Banking Group plc (the "Company") announces that Deborah McWhinney, a Non-Executive Director of the Company, was appointed as an Independent Director of IHS Markit Ltd. with effect from 12 July 2016. IHS Markit Ltd., is the new name of Markit Ltd. following the completion of its merger on 12 July 2016 with IHS Inc., on which Ms McWhinney served on the Board as an Independent Director (as previously announced by the Company). IHS Markit Ltd. is listed on the Nasdaq Global Select Market.

For further information:

Investor Relations
Douglas Radcliffe                                                                                                 +44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                                                 +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 13 July 2016